                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                                  AT&T CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


            WIRELESS GROUP COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                        (Title of Class of Securities)


                                   001957406
                -----------------------------------------------
                                (CUSIP Number)

                              Kiyoyuki Tsujimura
                 Managing Director-Global Business Department
                               NTT DoCoMo, Inc.
                               Sanno Park Tower
                      11-1, Nagata-cho 2-chome Chiyoda-ku
                             Tokyo 100-6150 Japan
                              011-81-3-5563-2200

                                with a copy to:

                               Alison S. Ressler
                              Sullivan & Cromwell
                            1888 Century Park East
                             Los Angeles, CA 90067
                                (310) 712-6600

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                January 5, 2001
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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          This Amendment No. 1 amends the Schedule 13D originally filed on
January 8, 2001, the "Schedule 13D") by NTT DoCoMo, Inc. ("DoCoMo") and relates to the Wireless Group Common Stock, par value $1.00 per share of AT&T Corp. ("AT&T").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended by deleting the second paragraph thereof and replacing it with the following.

          The funds to be used to consummate the purchase of the New Tracking Stock and Warrants shall come from a loan of 1.2 trillion yen from various lenders as set forth in a loan commitment agreement, dated January 5, 2001. An English summary of the Japanese language loan commitment agreement is filed as an exhibit hereto and is incorporated by reference herein. Certain confidential portions have been omitted from the exhibit and are filed separately with the Securities and Exchange Commission. The aggregate purchase price payable by DoCoMo for the New Tracking Stock and Warrants (in each case as described in Items 5 and 6 below) is $9,811,079,720.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended by adding the following exhibit.

Exhibit No.      Description
-----------      -----------
*5               Summary of the terms of the Loan Commitment
                 Agreement, dated January 5, 2001, among NTT
                 DoCoMo, Inc. and various lenders.

* Certain confidential portions of the summary are omitted pursuant to a request for confidential treatment and are separately filed with the Securities and Exchange Commission.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001


                                     NTT DOCOMO, INC.


                                     By:  /s/ Yoshinori Uda
                                        ---------------------------
                                     Name:    Yoshinori Uda
                                     Title:   Senior Executive Vice
                                              President
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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001

                                     NIPPON TELEGRAPH AND TELEPHONE
                                     CORPORATION


                                     By: /s/ Kanji Koide
                                        --------------------------
                                     Name:   Kanji Koide
                                     Title:  Senior Vice President

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001



                                        DCM CAPITAL USA (UK) LIMITED



                                        By: /s/ Masao Nakamura
                                           --------------------------
                                        Name:   Masao Nakamura
                                        Title:  Chairman

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.      Description
-----------      -----------
*5               Summary of the terms of the Loan Commitment
                 Agreement, dated January 5, 2001, among NTT
                 DoCoMo, Inc. and various lenders.

* Certain confidential portions of the summary are omitted pursuant to a request for confidential treatment and are separately filed with the Securities and Exchange Commission.